UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason Ment

Partner and General Counsel

StepStone Group LP

885 Third Avenue, 17th Floor

New York, NY 10022

Telephone: (212) 351-6121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1.	Names of Reporting Persons 2007 Co-Investment Portfolio L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,866,872*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Onshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,860*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Cayman Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,185,803*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Co-Investment Funds GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN; OO (Investment Manager)

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

* See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons Darren M. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,189,616*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0%
14.	Type of Reporting Person (See Instructions) IN

* See Item 5 for more information.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (the “Original Filing” and, as amended, the “Statement”). This Amendment No. 1 is being filed primarily to reflect a change in the percentage of Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the number of shares of Class A Common Stock outstanding as of April 23, 2018. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 2.	Identity and Background

(a), (b), (c): This Statement is being filed by the following persons:

(1)	2007 Co-Investment Portfolio L.P., a Delaware limited partnership (“2007 Co-Invest”);
(2)	StepStone Capital Partners II Onshore, L.P., a Delaware limited partnership (“Onshore”);
(3)	StepStone Capital Partners II Cayman Holding, L.P., a Cayman Islands partnership (“Cayman” and, collectively with 2007 Co-Invest and Onshore, the “StepStone Funds”);
(4)	StepStone Co-Investment Funds GP, LLC, a Delaware limited liability company (“StepStone GP”)
(5)	StepStone Group LP, a Delaware limited partnership;
(6)	StepStone Group Holdings LLC, a Delaware limited liability company; and

(7)     Darren M. Friedman (together with the entities listed in (1) through (6), the “StepStone Persons” or the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). Wengen, the Wengen Investors other the StepStone Persons, and certain of their respective affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons, including any individual StepStone Person, is the beneficial owner of any securities covered by this Statement or by equivalent filings made by Reporting Persons who are not StepStone Persons.

None of the other persons named in Annex A to the Original Filing beneficially owns any shares of Class A Common Stock, except as set forth below.

The StepStone Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represents, in the aggregate, approximately 58.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation. The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors. Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the StepStone Funds, and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen. The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations. As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, the StepStone Funds may be deemed to have voting and investment power over 3,999,535 shares of Class B Common Stock owned directly by Wengen. Such shares would represent 1.8% of all outstanding shares of the Issuer’s Common Stock assuming conversion of all of Wengen’s shares of Class B Common Stock into Class A Common Stock. The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 of the Original Filing.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate 217,607,603 shares of Class A Common Stock, which includes (1) 55,275,229 shares of Class A Common Stock outstanding as of April 20, 2018, plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018, upon conversion of the Issuer’s Series A Preferred Stock as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018 and (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

This Statement does not reflect certain shares of Class A Common Stock owned directly or beneficially owned directly by the Reporting Persons who are not StepStone Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2018

2007 CO-INVESTMENT PORTFOLIO L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CO-INVESTMENT FUNDS LP, LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP
By its general partner, STEPSTONE GROUP HOLDINGS LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC
By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel